September 8, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Attention:	Ms. Laura Crotty
Re:	Viemed Healthcare, Inc.
Registration Statement on Form S-3
Filed September 3, 2020
File No. 333-248573

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viemed Healthcare, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-248573 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 p.m., Washington, D.C. time, on September 10, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ Trae Fitzgerald

Trae Fitzgerald
Chief Financial Officer